Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-254255) of IM Cannabis Corp. of our report dated April 23, 2021, with respect to the consolidated financial statements of Trichome Financial Corp. as of December 31, 2020 and 2019, included in the Business Acquisition Report included as an exhibit to this Current Report on Form 6-K/A.

Yours truly,

MNP LLP

Chartered Professional Accountants

Licensed Public Accountants

May 3, 2021